Legg Mason Light Street Trust, Inc.
                                100 Light Street
                               Baltimore, MD 21202

                                 April 10, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

            Re: Legg Mason Light Street Trust, Inc. - C.I.K. No. 0001067484 File Nos. 333-61525 and 811-08943
                  Request for Withdrawal of Post-Effective Amendment No. 6 on
                  -----------------------------------------------------------
                  Form N-1A
                  ---------

Dear Sir or Madam:

      Pursuant to Rule 477(a) under the Securities Act of 1933, Legg Mason Light Street Trust, Inc. (the "Corporation") hereby formally requests the withdrawal of Post-Effective Amendment No. 6 to the registration statement of the Corporation on Form N-1A. That Amendment, which was filed on February 17, 2000 to add the Legg Mason Real Estate Trust series to the Corporation, is being withdrawn because the Corporation has decided not to register and sell that series at this time. The withdrawal of Post-Effective Amendment No. 6 is not intended to affect any other filing made on behalf of the Corporation.

                                        Sincerely,

                                        Legg Mason Light Street Trust, Inc.

                                        By:   /s/ Marie K. Karpinski
                                              ----------------------
                                              Marie K. Karpinski
                                              Vice President and Treasurer